SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                February 21, 2003

                     Cambridge Antibody Technology Group PLC
                 (Translation of Registrant's Name Into English)

           Milstein Building, Granta Park, Cambridge, CB1 6GH, England
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

     Form 20-F ____X____ Form 40-F ________


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

           Yes _________ No ____X_____


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________








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                                  EXHIBIT INDEX
                                  -------------

     This filing contains the following exhibits.


     EXHIBIT                         DESCRIPTION
     -------                         -----------

     99.1 Notification to the London Stock Exchange regarding major interests in the registrant's shares.










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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    21 February 2003           Cambridge Antibody Technology Group PLC

                                    By:  /s/ Diane Mellett
                                          ------------------------------------
                                    Name:    Diane Mellett
                                    Title:   General Counsel